                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               _________________



                                SCHEDULE 13D/A
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               (Amendment No.2)



                          MILLER EXPLORATION COMPANY
________________________________________________________________________________
                               (Name of Issuer)


                        COMMON STOCK, $0.01 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                  600533 10 0
________________________________________________________________________________
                                (CUSIP Number)

                                  Mark Early
                              Vinson & Elkins LLP
                           3700 Trammell Crow Center
                               2001 Ross Avenue
                           Dallas, Texas 75201-2875
                                (214) 220-7700
________________________________________________________________________________
                (Name, address and telephone number of person
               authorized to receive notices and communications)

                               December 14, 2000
________________________________________________________________________________
            (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.[_]

                        (Continued on following pages)

--------------------------                              ------------------------
CUSIP No.  001693 10 0                13D                         Page 2
--------------------------                               -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Mr. C. E. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,119,039
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,269,865
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,119,039
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,269,865
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,388,904
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      15.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

----------------------------                       ---------------------------
 CUSIP No. 001693 10 0                13D                      Page 3
----------------------------                       ---------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Eagle Investments, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [_]


------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               4,147,300
    REPORTING      -----------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          0
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          4,147,300
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,147,300
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                    [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      12.1%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

--------------------------                               -----------------------
CUSIP No. 001693 10 0                   13D                      Page 4
--------------------------                               -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Eagle International, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
 5                                                                       [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             122,565
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          122,565
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      122,565
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about February 19, 1998, as amended by filing on or about August 23, 2000 (the "Schedule 13D"). Each capitalized term used herein and not otherwise defined has the meaning given such term in the original
Schedule 13D, as amended. Each Reporting Person (as defined below) disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

Item 3.   Source and Amount of Funds or Other Consideration

     See Item 4.

Item 4.   Purpose of Transaction

     Pursuant to a letter agreement (the "Letter Agreement") entered into with the Company on July 12, 2000 and approved by the Company's stockholders at a special meeting held on December 7, 2000 (the "Special Meeting"), on December 14, 2000 the Company sold to Eagle, in exchange for cash and assets, a total of 3,883,101 shares of the Company's common stock, par value $.01 per share (the "Common Stock"). The terms of the transaction are as follows:

          (i) The Company purchased an undivided interest in certain of Eagle's assets, the purchase price for the assets consisting of $2,000,000 in Common Stock at $1.35 per share.

          (ii) Eagle purchased an additional $500,000 worth of Common Stock at $1.35 per share.

          (iii) As consideration for entering into the transaction, Eagle was issued two warrants exercisable, respectively, for 781,250 shares of Common Stock (the "First Warrant") and 1,250,000 shares of Common Stock (the "Second Warrant"). The exercise price for the First Warrant is $1.35 per share, and for the Second Warrant is $2.50 per share.

Item 5.   Interest in Securities of Issuer

     (a)

     (1) Mr. Miller may be deemed to beneficially own in the aggregate 5,388,904 shares of Common Stock, representing approximately 15.7% of the outstanding shares of Common Stock. The 5,388,904 shares include the shares represented by the First Warrant and the Second Warrant.

     (2) Eagle Investments may be deemed to beneficially own in the aggregate 4,147,300 shares of Common Stock, representing approximately 12.1% of the outstanding shares of Common Stock. The 4,147,300 shares include the shares represented by the First Warrant and the Second Warrant.

     (3) Eagle International may be deemed to beneficially own in the aggregate 122,565 shares of Common Stock, representing approximately 0.9% of the outstanding shares of Common Stock.

     (b)

     (1) Mr. Miller has sole voting and dispositive power over 1,119,039 shares, and shared voting and dispositive power over 4,269,865 shares. Of the 1,119,039 shares over which Mr. Miller has sole voting and dispositive power, 156,403 shares are held of record by the C.E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee, and 962,636 shares are held of record by Mr. Miller as trustee for certain trusts for the benefit of Mr. Miller's children. Of the 4,269,865 shares over which Mr. Miller has shared voting and dispositive power, such power is shared with Eagle Investments over 4,147,300 shares and with Eagle International over 122,565 shares.

     (2) Eagle Investments has sole voting and dispositive power over no shares, and shared voting and dispositive power over 4,147,300 shares. Of these shares, 2,116,005 are held of record by Eagle Investments and 2,031,295 are represented by the First Warrant and the Second Warrant. All of the common stock of Eagle Investments is held by the C. E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee. Of the 4,147,300 shares over which Eagle Investments has shared voting and dispositive power, such power is shared with Mr. Miller.

     (3) Eagle International has sole voting and dispositive power over no shares, and shared voting and dispositive power over 122,565 shares. All of these shares are held of record by Eagle International. All of the common stock of Eagle International is held by the C. E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee. Of the 122,565 shares over which Eagle International has shared voting and dispositive power, such power is shared with Mr. Miller.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7.   Material to be Filed as Exhibits

10.1 Form of Letter Agreement dated July 12, 2000, by and between Eagle Investments and the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

99.1 Joint Filing Agreement dated February 18, 1998 (previously filed as an exhibit to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc., and Eagle International, Inc. on February 19, 1998).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  December 14, 2000                    By: /s/ C.E. Miller
  -----------------                       ------------------------
         Date                             Name:  C.E. Miller



                                       EAGLE INVESTMENTS, INC.



                                       By: /s/ C.E. Miller
                                          ------------------------
                                          Name: C.E. Miller
                                          Title:  President



                                       EAGLE INTERNATIONAL, INC.



                                       By:   /s/ C.E. Miller
                                           -----------------------
                                           Name: C.E. Miller
                                           Title:  President

                                 EXHIBIT INDEX

10.1 Form of Letter Agreement dated July 12, 2000, by and between Eagle Investments and the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

99.1 Joint Filing Agreement dated February 18, 1998 (previously filed as an exhibit to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc., and Eagle International, Inc. on February 19, 1998).

                                   SCHEDULE 1
                                   ----------

  CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING
                         PERSONS OF EAGLE INVESTMENTS

       Name and Position                 Business Address                 Present Occupation
      ------------------                 ----------------                 ------------------
C.E. Miller                       3104 Logan ValleyRoad                   Retired
Sole Executive Officer            Traverse City, Michigan 49684

                                   SCHEDULE 2
                                   ----------

  CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING
                        PERSONS OF EAGLE INTERNATIONAL

       Name and Position                 Business Address                 Present Occupation
       -----------------                 ----------------                 ------------------
C.E. Miller                       3104 Logan ValleyRoad                   Retired
Sole Executive Officer            Traverse City, Michigan 49684